FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number  000-30076

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2010	FORBES MEDI-TECH INC. “David Goold” David Goold Chief Financial Officer

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

EXHIBIT INDEX

Exh. No.       Description
99.1       Press Release ("Forbes Medi-Tech Announces Listing on the Over-the-Counter Bulletin Board") dated April 9, 2010

EXHIBIT 99.1

FOR IMMEDIATE RELEASE	April 9, 2010

Forbes Medi-Tech Announces Listing on the Over-the-Counter Bulletin Board

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI, PINK:FMTI) (“Forbes” or “Company”) announced that following the delisting from the Nasdaq Capital Market, it has received notification that its common stock is now eligible for trading on the Over-the-Counter Bulletin Board (the “OTCBB”), an electronic quotation service maintained by the Financial Industry Regulatory Authority (“FINRA”), effective with the open of business on April 7, 2010.

The Company’s shares will continue to trade under the symbol FMTI.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About the OTCBB

The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. It is a quotation medium for subscribing members, not an issuer listing service.  An OTC equity security generally is any equity that is not listed or traded on a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, ADRs, and Direct Participation Programs. More information is available at http://www.otcbb.com.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s exchange listing.  Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, "can be”, "may", "intends", and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the listing on the OTCBB or the Pink Sheets of the Company’s securities may have a material adverse effect on the Company’s share liquidity and trading price and on the Company’s ability to obtain financing and continue its business.   For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com
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